SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A
(Amendment No. 11)*

Under the Securities Exchange Act of 1934

LIBERTY GLOBAL PLC

(Name of Issuer)

Liberty Global Class A Ordinary Shares, nominal value $0.01 per share

Liberty Global Class B Ordinary Shares, nominal value $0.01 per share

(Title of Class of Securities)

Liberty Global Class A Ordinary Shares: G5480U 104

Liberty Global Class B Ordinary Shares: G5480U 112

(CUSIP Numbers)

John C. Malone

c/o Liberty Global plc

1550 Wewatta Street

Suite 1000

Denver, CO 80202

(303) 220-6600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 29, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP Numbers:	G5480U 104 (Liberty Global Class A ordinary shares) G5480U 112 (Liberty Global Class B ordinary shares)

1.	Names of Reporting Persons John C. Malone

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Liberty Global Class A ordinary shares: 4,617,357(1)(2)(3)(4) Liberty Global Class B ordinary shares: 8,677,225(5)

	8.	Shared Voting Power Liberty Global Class A ordinary shares: 0 Liberty Global Class B ordinary shares: 110,148(6)

	9.	Sole Dispositive Power Liberty Global Class A ordinary shares: 4,617,357(1)(2)(3)(4) Liberty Global Class B ordinary shares: 8,677,225(5)

	10.	Shared Dispositive Power Liberty Global Class A ordinary shares: 0 Liberty Global Class B ordinary shares: 110,148(6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Liberty Global Class A ordinary shares: 4,617,357(1)(2)(3)(4) Liberty Global Class B ordinary shares: 8,787,373(5)(6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Liberty Global Class A ordinary shares: 2.1%(7)(8) Liberty Global Class B ordinary shares: 79.1%(8)

14.	Type of Reporting Person (See Instructions) IN

(1)      Includes 124,808 Liberty Global Class A ordinary shares held by Mr. Malone’s wife, Mrs. Leslie Malone, as to which shares Mr. Malone disclaims beneficial ownership.

(2)      Includes 2,140,050 Liberty Global Class A ordinary shares held by Columbus Holding LLC, in which Mr. Malone has a controlling interest.

(3)      Includes 54,637 Liberty Global Class A ordinary shares that are subject to options, which were exercisable as of, or will be exercisable within 60 days of, December 29, 2017.

(4)      Includes 952,177 Liberty Global Class A ordinary shares pledged to Fidelity Brokerage Services LLC (“Fidelity”) in connection with a margin loan facility extended by Fidelity and 1,470,493 Liberty Global Class A ordinary shares pledged to Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) in connection with a margin loan facility extended by Merrill Lynch.

(5)      Includes 8,677,225 Liberty Global Class B ordinary shares held by a trust with respect to which Mr. Malone is a co-trustee and, with his wife, retains a unitrust interest in the trust (the “Malone Trust”). Mr. Malone retains sole voting and dispositive power with respect to the ordinary shares held by the Malone Trust.

(6)      Includes 110,148 Liberty Global Class B ordinary shares held by two trusts (the “Trusts”) managed by an independent trustee, of which the beneficiaries are Mr. Malone’s adult children. Mr. Malone has no pecuniary interest in the Trusts, but he retains the right to substitute assets held by the Trusts. Mr. Malone disclaims beneficial ownership of the shares held in the Trusts.

(7)      Does not include Liberty Global Class A ordinary shares issuable upon conversion of Liberty Global Class B ordinary shares owned by the Malone Trust and the Trusts noted in notes (5) and (6) above; however, if such Liberty Global Class A ordinary shares were included, Mr. Malone would beneficially own 13,404,730 Liberty Global Class A ordinary shares and the percent of Liberty Global Class A ordinary shares, as a class, represented by Mr. Malone’s beneficial ownership would be approximately 5.8% of such Liberty Global Class A ordinary shares outstanding, subject to the relevant footnotes set forth herein.

(8)      Based on 221,154,281 Liberty Global Class A ordinary shares and 11,102,619 Liberty Global Class B ordinary shares outstanding as of October 25, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017, filed with the Securities and Exchange Commission on November 1, 2017, and after giving effect to the Split-Off (as defined herein) and as calculated in accordance with Rule 13d-3. Each Liberty Global Class B ordinary share is convertible, at the option of the holder, into one Liberty Global Class A ordinary share. Each Liberty Global Class A ordinary share is entitled to one vote, whereas each Liberty Global Class B ordinary share is entitled to ten votes. Accordingly, Mr. Malone may be deemed to beneficially own voting equity securities representing approximately 27.8% of the voting power with respect to the general election of directors of the Issuer based on the outstanding shares noted above. See Item 5.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 11)

Statement of

JOHN C. MALONE

Pursuant to Section 13(d) of
the Securities Exchange Act of 1934

in respect of

LIBERTY GLOBAL plc

This Amendment No. 11 to Schedule 13D (this “Amendment”) amends and supplements the Statement on Schedule 13D originally filed by John C. Malone (“Mr. Malone”) with the Securities and Exchange Commission (the “SEC”) on June 17, 2004 (the “Original Statement”), as amended by Amendment No. 1 thereto filed with the SEC on July 14, 2004 (“Amendment No. 1”), Amendment No. 2 thereto filed with the SEC on January 18, 2005 (“Amendment No. 2”), Amendment No. 3 thereto filed with the SEC on June 27, 2005 (“Amendment No. 3”), Amendment No. 4 thereto filed with the SEC on September 3, 2009 (“Amendment No. 4”), Amendment No. 5 thereto filed with the SEC on February 22, 2013 (“Amendment No. 5”), Amendment No. 6 thereto filed with the SEC on June 28, 2013 (“Amendment No. 6”), Amendment No. 7 thereto filed with the SEC on February 18, 2014 (“Amendment No. 7”), Amendment No. 8 thereto filed with the SEC on November 16, 2015 (“Amendment No. 8”), Amendment No. 9 thereto filed with the SEC on May 25, 2016 (“Amendment No. 9”) and Amendment No. 10 thereto filed with the SEC on July 5, 2017 (“Amendment No. 10”) and relates to (i) the Liberty Global Class A ordinary shares, nominal value $0.01 per share, of Liberty Global plc, a U.K. public limited company (the “Issuer”), and (ii) the Liberty Global Class B ordinary shares, nominal value $0.01 per share, of the Issuer (together with Liberty Global Class C ordinary shares, nominal value $0.01 per share, the “Liberty Global ordinary shares”). The Original Statement, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9 and Amendment No. 10 are collectively referred to as the “Statement.” Capitalized terms used but not defined herein have the meanings given to such terms in the Statement. This Amendment constitutes an exit filing of Mr. Malone in respect of shares of the Issuer’s LiLAC Class A ordinary shares and LiLAC Class B ordinary shares (together with LiLAC Class C ordinary shares, nominal value $0.01 per share, the “LiLAC ordinary shares”) previously reported as beneficially owned by Mr. Malone. All such LiLAC ordinary shares have been redesignated as deferred shares in connection with the Split-Off, as described below. Except as set forth herein, the Statement is unmodified.

Item 4. Purpose of Transaction.

Item 4 of the Statement is hereby amended and supplemented to include the following information:

On December 29, 2017 (the “Distribution Date”), the Issuer completed a previously announced split-off (the “Split-Off”) of its former wholly-owned subsidiary Liberty Latin America Ltd. (“Splitco”). As a result of the Split-Off, Splitco became an independent, publicly traded company. Pursuant to the Split-Off, on the Distribution Date, the Issuer distributed (the “distribution”) to holders of its LiLAC ordinary shares, as a dividend, (i) one Class A common share of Splitco for each LiLAC Class A ordinary share, (ii) one Class B common share of Splitco for each LiLAC Class B ordinary share and (iii) one Class C common share of Splitco for each LiLAC Class C ordinary share, in each case, held by such holder as of the Distribution Date. Immediately following the distribution, all outstanding LiLAC ordinary shares were redesignated as deferred shares (with virtually no economic rights) and were automatically transferred for no consideration to a third-party designee, in each case, in accordance with the Liberty Global articles of association and applicable law. Holders of the Issuer’s Liberty Global ordinary shares did not receive the dividend of common shares of Splitco or otherwise participate in the Split-Off. As a result, Mr. Malone ceased to own any LiLAC ordinary shares, but continues to own Liberty Global ordinary shares as further described herein.

Mr. Malone continuously reviews his investment in the Issuer and may in the future determine (i) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by him or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D. Notwithstanding anything contained herein, Mr. Malone specifically reserves the right to change his intention with respect to any or all of such matters.  In reaching any decision as to his course of action (as well as to the specific elements thereof), Mr. Malone currently expects that he would take into consideration a variety of factors, including, but not limited to, the following:  the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to Mr. Malone; estate planning considerations; changes in law and government regulations; general economic conditions; and money and stock market conditions, including, but not limited to, the market price of the securities of the Issuer.

Other than as provided herein and in the Statement, and except as contained in the agreements previously filed as exhibits to the Statement or as has been publicly announced by the Issuer, Mr. Malone does not have any plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a) After giving effect to the Split-Off, Mr. Malone beneficially owns (without giving effect to the conversion of Liberty Global Class B ordinary shares beneficially owned by Mr. Malone into Liberty Global Class A ordinary shares) (i) 4,617,357 Liberty Global Class A ordinary shares (including (A) 124,808 shares held by his wife and as to which Mr. Malone disclaims beneficial ownership, (B) 54,637 shares that are subject to options, which were exercisable as of, or will be exercisable within 60 days of, December 29, 2017 and (C) 2,140,050 shares held by CHLLC, in which Mr. Malone has a controlling interest), which represent approximately 2.1% of the outstanding Liberty Global Class A ordinary shares; and (ii) 8,787,373 Liberty Global Class B ordinary shares (including (A) 110,148 shares held by two trusts (the “Trusts”) managed by an independent trustee whose beneficiaries are Mr. Malone’s adult children, in which Mr. Malone has no pecuniary interest but retains the right to substitute the assets held by the Trusts and as to which Mr. Malone disclaims beneficial ownership and (B) 8,677,225 shares held by a trust with respect to which Mr. Malone is a co-trustee and, with his wife, retains a unitrust interest in the trust (the “Malone Trust”)), which represent approximately 79.1% of the outstanding Liberty Global Class B ordinary shares.

The foregoing percentage interests are based on 221,145,281 Liberty Global Class A ordinary shares and 11,102,619 Liberty Global Class B ordinary shares outstanding as of October 25, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017, filed with the SEC on November 1, 2017, and after giving effect to the Split-Off and as calculated in accordance with Rule 13d-3.  Holders of Liberty Global Class A ordinary shares are entitled to one vote per share, whereas holders of Liberty Global Class B ordinary shares are entitled to ten votes per share.

Accordingly, Mr. Malone may be deemed to beneficially own voting equity securities representing approximately 27.8% of the voting power with respect to the general election of directors of the Issuer. If Mr. Malone were to convert all of the Liberty Global Class B ordinary shares that he beneficially owns into Liberty Global Class A ordinary shares, Mr. Malone might be deemed to beneficially own voting equity securities representing approximately 5.8% of Liberty Global Class A ordinary shares and 5.3% of the voting power, in each case, with respect to the general election of directors of the Issuer.

(b) Mr. Malone, CHLLC, and, to his knowledge, his wife, each have the sole power to vote, or to direct the voting of, and the sole power to dispose of, or direct the disposition of, their respective Liberty Global Class A ordinary shares. Mr. Malone, in his capacity as a trustee of the Malone Trust, has the sole power to vote and dispose of the Liberty Global Class B ordinary shares held by the Malone Trust. The Trusts hold 110,148 Liberty Global Class B ordinary shares; Mr. Malone has no pecuniary interest in and disclaims beneficial ownership of such shares (subject to his right of substitution). Other than with respect to Mr. Malone’s rights to substitute assets held by the Trusts, to Mr. Malone’s knowledge, the Trusts have the sole power to vote and to dispose of, or to direct the voting or disposition of, the shares held by the Trusts.

(c) Except as reported in this Amendment, none of Mr. Malone, the Malone Trust, CHLLC, or, to his knowledge, his wife or the Trusts, has executed any transactions in respect of the Issuer’s ordinary shares within the last sixty days.

(d) Not Applicable.

(e) On December 29, 2017, as a result of the Split-Off, Mr. Malone ceased to be the beneficial owner of any LiLAC Class A ordinary shares or LiLAC Class B ordinary shares.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended and supplemented to add the following information:

Of the Issuer’s ordinary shares beneficially owned by Mr. Malone, (i) 952,177 Liberty Global Class A ordinary shares are pledged to Fidelity Brokerage Services, LLC (“Fidelity”) in connection with a margin loan facility extended by Fidelity, and (ii) 1,470,493 Liberty Global Class A ordinary shares are pledged to Merrill Lynch, Piece, Fenner & Smith Incorporated (“Merrill Lynch”) in connection with a margin loan facility extended by Merrill Lynch.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 8, 2018
Date

/s/ John C. Malone
John C. Malone